Bomps Mining, Inc.
                             10884 North 117th Place
                              Scottsdale, AZ 85259
                            Telephone 1-480-451-7056
                            bompsmininginc@yahoo.com

January 26, 2009

U. S. Securities and Exchange Commission
Office of Small Business
Securities and Exchange Commission
Division of Corporate Finance
Washington, DC  20549

Attn: Mr. Doug Brown for Mr. H. Roger Schwall
      Assistant Director

Re: Request for acceleration of the effective date of the Registration Statement on Form S-1 of Bomps Mining, Inc.
      File Number: 333-156383
      Filed December 22, 2008

Dear Mr. Brown:

Pursuant to requirements of Section 8(a) of the Securities Act the undersigned hereby requests that the Form S-1 Registration Statement of Bomps Mining, Inc. be declared effective on Wednesday January 28, 2009, at 1:00 pm, eastern time, or on such earlier or later date as the Commission acting pursuant to this
Section 8(a) shall determine.

Bomps Mining, Inc. acknowledges that

     (a) Should the commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the commission from taking any action with respect to the filing;

     (b) The action of the commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     (c) The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call (480) 451-7056 or our attorney, Robert C. Weaver, Jr. (858) 488-4433.

Yours Truly,

BOMPS MINING, INC.


/s/ Kris Ertz
---------------------------
President and Director